Vanguard European Stock Index Fund
Vanguard Pacific Stock Index Fund
Vanguard Emerging Markets Stock Index Fund

Supplement to the Prospectus and Summary Prospectus

New Target Indexes

The board of trustees of Vanguard European Stock Index Fund, Vanguard Pacific Stock Index Fund, and Vanguard Emerging Markets Stock Index Fund has approved the adoption of new target indexes as outlined in the table below. These new indexes will add small-capitalization equity securities to the Funds' portfolios. In addition, the new index for the Emerging Markets Stock Index Fund will add China A-Shares to the Fund's portfolio. The board believes that the new indexes will result in more comprehensive representation of each Fund's market segment.

Vanguard Fund       Current Target Index     New Target Index

European Stock      FTSE Developed Europe    FTSE Developed
Index Fund          Index                    Europe All Cap Index

Pacific Stock       FTSE Developed Asia      FTSE Developed Asia
Index Fund          Pacific Index            All Cap Index

Emerging Markets    FTSE Emerging Index      FTSE Emerging Markets
Stock Index Fund                             All Cap China A
                                             Inclusion Index


The Funds are expected to begin implementation of the changes in the third or fourth quarter of 2015, with the change to the Emerging Markets Stock Index Fund occurring in two phases.

The phase approach is intended to enable the Emerging Markets Stock
Index Fund's advisor, The Vanguard Group, Inc., to make the necessary adjustments to portfolio holdings in a manner that minimizes impact to Fund shareholders. In the first phase, the Fund will track the FTSE Emerging Markets All Cap China A Inclusion Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and China A-Shares while proportionately reducing exposure to other stocks based on their weightings in the new index. In the second phase, the Fund will begin tracking the FTSE Emerging Markets All Cap China A Inclusion Index, which will be quota-adjusted by FTSE to take into account the quota amount allocated to foreign investors by the Chinese regulator. During both the transition and final benchmark phases, the Fund will invest by sampling the index, meaning that it will hold a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key characteristics.

To protect the Funds from the potential for harmful "front running" by traders, the exact timing of the index changes will not be disclosed to investors. In the meantime, the Funds will continue seeking to track their current indexes.

The adjustments to the Funds' portfolio holdings are expected to result in modest, temporary increases in each Fund's transaction costs and turnover rate. It is important to note that the actual transaction costs, turnover rate, and any other costs will be highly dependent upon a number of factors, including the market environment at the time of the portfolio adjustments. These changes are not expected to increase the expense ratios of the Funds.

Description of China A-Shares

China A-Shares are shares of Chinese companies that are traded locally on the Shanghai and/or Shenzhen stock exchanges. In order to invest in China A-Shares, a foreign (i.e., not Chinese) investor must have access to quota through a Qualified Foreign Institutional Investor (QFII) or a Renminbi QFII (RQFII) license holder. China A-Shares are also available for purchase through the Shanghai-Hong Kong Stock Connect Program. Investing in China A-Shares involves unique risks related to tracking a benchmark index, since a fund must obtain a quota from the Chinese regulator prior to investing and then must continue to apply for additional quota to meet its investment needs.

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London Stock Exchange Group companies includes FTSE International Limited
("FTSE"), Frank Russell Company ("Russell"), MTS Next Limited ("MTS"), and FTSE TMX Global Debt Capital Markets Inc ("FTSE TMX"). All rights reserved. "FTSE(R)", "Russell(R)", "MTS(R)", "FTSE TMX(R)" and "FTSE Russell" and other
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trademarks of the London Stock Exchange Group companies and are used by FTSE, MTS, FTSE TMX and Russell under licence.

All information is provided for information purposes only. Every effort is made to ensure that all information given in this publication is accurate, but no responsibility or liability can be accepted by the London Stock Exchange Group companies nor its licensors for any errors or for any loss from use of this publication. Neither the London Stock Exchange Group companies nor any of their licensors make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE Developed Europe Index, FTSE Developed Asia Pacific Index, and FTSE Emerging Index (upon which the Funds are based) and the FTSE Developed Europe All Cap Index, FTSE Developed Asia Pacific All Cap Index, and FTSE Emerging Markets All Cap
China A Inclusion Index (upon which the Funds will be based) or the fitness or suitability of the Indexes for any particular purpose to which they might be put. The London Stock Exchange Group companies do not provide investment advice and nothing in this document should be taken as constituting financial or investment advice. The London Stock Exchange Group companies make no representation regarding the advisability of investing in any asset. A decision to invest in any such asset should not be made in reliance on any information herein. Indexes cannot be invested in directly. Inclusion of an asset in an index is not a recommendation to buy, sell or hold that asset. The general information contained in this publication should not be acted upon without obtaining specific legal, tax, and investment advice from a licensed professional. No part of this information may be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without prior written permission of the London Stock Exchange Group companies. Distribution of the London Stock Exchange Group companies? index values and the use of their indexes to create financial products require a licence with FTSE, FTSE TMX, MTS and/or Russell and/or its licensors.

(C) 2015 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 72 062015